Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

BIOLASE TECHNOLOGY, INC.,

(A DELAWARE CORPORATION)

Adopted by the Board of Directors on March 29, 2006

The following sets forth amendments to the Amended and Restated Bylaws of BIOLASE Technology, Inc., a Delaware corporation (the “Corporation”), adopted on March 24, 1995 (the “Bylaws”), which amendments shall be effective as of March 29, 2006:

1. The second sentence of Section 3.2 in Article III of the Bylaws is hereby amended and restated in its entirety to read as follows:

“In no event shall the total number of directors which shall constitute the whole board be fixed by the Board at less than three (3) or more than nine (9).”